[Stuart|Moore|Staub Letterhead]	KENNETH E. MOORE MICHAEL K. STAUB OF COUNSEL JOHN F. STUART BARNET REITNER RICHARD J. PERRY ASSOCIATE ALAN P. SMITH

April 24, 2018

Confidential Submission Pursuant to Title I, Section 106

under the Jumpstart Our Business Startups Act and Section

6(e)(2) of the Securities Act of 1933, as Amended

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pacific City Financial Corporation

Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Pacific City Financial Corporation, a California corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-1 (the “Registration Statement) on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 6(e)(2) of the Securities Act of 1933, as amended, for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title I, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1.07 billion during the fiscal year ended December 31, 2017. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the staff, and hereby confirms that it will publicly file its registration statement and nonpublic draft submissions with the Commission at least 15 days prior to the earlier of any road show or the effective date of the Registration Statement.

Please direct all notices and communications with respect to this confidential submission to each of the following:

Henry Kim

President & Chief Executive Officer

Pacific City Financial Corporation

3701 Wilshire Boulevard, Suite 900

Los Angeles, CA 90010

(213) 210-2000

U.S. Securities and Exchange Commission

April 24, 2018

With copies to:

Kenneth E. Moore, Esq. Michael K. Staub, Esq. Stuart | Moore | Staub 641 Higuera Street, Suite 302 San Luis Obispo, CA 93401 (805) 545-8590	Mike Keeley, Esq. Justin Long, Esq. Norton Rose Fulbright 2200 Ross Avenue, Suite 3600 Dallas, TX 75201 (214) 855-3906

Please contact the undersigned at (805) 545-8590 or ken@stuartmoorelaw.com if you have any questions regarding the foregoing.

Very truly yours,

/s/ Kenneth E. Moore
Kenneth E. Moore of STUART | MOORE | STAUB ken@stuartmoorelaw.com

MKS:lw

encl.

cc:	Mr. Henry Kim, President and Chief Executive Officer, Pacific City Financial Corporation

Mr. Timothy Chang, Executive Vice President and Chief Financial Officer, Pacific City Financial Corporation

Mr. Mike Keeley, Norton Rose Fulbright

Mr. Justin Long, Norton Rose Fulbright